EXHIBIT 99.1

W6316 Design Drive, Greenville, WI 54942

P.O. Box 1579, Appleton, WI 54912-1579

NEWS RELEASE

School Specialty Announces Fiscal Year 2018 Third Quarter Financial Results

GREENVILLE, Wis., November 8, 2018 – School Specialty, Inc. (OTCQB: SCOO) (“School Specialty”, “SSI” or the “Company”), home of the 21st Century Safe School™ and leading provider of products and innovative solutions that support integrated learning environments for improved student social, emotional, mental and physical well-being, today announced financial results for its fiscal 2018 third quarter ended September 29, 2018.

Joseph M. Yorio, President and Chief Executive Officer, stated, “Throughout the year, we have focused on generating growth and positioning School Specialty for the future. We continue to make progress, particularly as it relates to the realignment and buildout of our sales team and repositioning our Company as a comprehensive 21st Century Safe School partner. However, we experienced some operational challenges in the third quarter, primarily related to staffing levels to support peak-season needs. From a top-line perspective, we saw modest revenue growth in the quarter and year-to-date revenue is up over 2%. This is very encouraging given the anticipated decline in Curriculum this year due to the lack of statewide science adoptions and fewer large non-adoption opportunities in the market; importantly, we are preparing for what is expected to be very strong Curriculum years ahead. Our efforts to better optimize pricing has contributed to lower gross margins in certain areas, but they have enabled growth and we believe they position us well moving into 2019.  We believe we have a real opportunity to improve the mix of products we provide our customers and drive revenue from higher-margin proprietary products.”

Mr. Yorio continued, “Our competitive position continues to improve, as evidenced by strong order momentum heading into the peak season. Challenges in our fulfillment centers slowed our momentum, but we have recovered. Growth trends are strengthening once again, and we expect this momentum to carry through into 2019. We are well positioned to take market share and develop deeper, more valued customer relationships. While our results for 2018 will come in lower than expected, we believe School Specialty is poised for a sharp rebound with strong top-line growth and improved profitability in 2019.”

Q3 Results (for the three months ended September 29, 2018 and September 30, 2017)

•

Revenues of $290.3 million for the third quarter of fiscal 2018 increased by $1.6 million, or 0.6%, as compared to the third quarter of fiscal 2017. The adoption of a new accounting principle (“ASC 606”) at the beginning of fiscal 2018 adversely impacted revenues in the third quarter of fiscal 2018 by $3.8 million, partially offset by $5.1 million of incremental revenue associated with the Triumph Learning acquisition, which was acquired in the third quarter of fiscal 2017. After adjusting for both of these factors, 2018 third quarter revenues were up $0.3 million compared to the prior year period.

•

Distribution segment revenues of $270.9 million increased by 2.3%, or $6.1 million, compared to the third quarter of fiscal 2017. When adjusting for the impact of ASC 606 and the incremental revenue from Triumph Learning, Distribution segment revenues were up $5.0 million compared to the prior year period.

Within the Distribution segment:

o

Revenues from the Supplies product category decreased approximately $5.2 million, or 4.2%. However, incoming orders in the 2018 third quarter continued to be strong, up over 3.5% as compared to third quarter orders in 2017, despite weaker trends later in the quarter. The Company entered the fourth quarter of fiscal 2018 with $14.8 million of year-over-year incremental open orders due to shipment delays related to staffing challenges in its fulfillment centers. As of the end of October 2018, shipments are on schedule and substantially all the incremental open orders carried into the fourth quarter have been shipped.

o

Revenues from the Furniture product category were up 12.2%, or $10.8 million, despite the adoption of ASC 606. Incoming orders remained strong in the 2018 third quarter, up over 13.7%, as compared to last year’s third quarter.

o

Agendas revenues were $23.9 million, down $2.7 million. AV Tech revenues were $3.7 million, down $0.6 million. Revenue performance within both the Agendas and AV Tech categories were modestly below the Company’s expectations.

o

Instruction & Intervention product category revenues of $22.0 million were up $4.5 million, driven by the incremental revenue from Triumph Learning.

•

Curriculum segment revenues of $19.3 million decreased by 19.0%, or $4.5 million when compared to the third quarter of fiscal 2017. The year-over-year decline was primarily related to a large school district order, totaling $3.0 million, which shipped in last year’s third quarter. With limited state science adoption-related opportunities in 2018, the Company expected declines in segment revenues in fiscal 2018. However, based on the current pipeline of state adoptions and significant opportunities in open territory states, the Company anticipates segment growth resuming in 2019 as adoption-related opportunities are expected to increase.

•

Overall gross profit margin was 33.6%, as compared to 37.1% in the comparable year-ago period, a decline of 350 basis points.

o

Distribution segment gross margin was 31.9%, as compared to 35.3%. Rate variances at a product line level negatively impacted gross margins by 320 basis points in the current year’s third quarter. The largest contributor to lower product line gross margin was related to the mix of products sold within each respective product line, particularly within the Supplies category. In addition, lower margins experienced in certain state, regional and district-level pricing agreements contributed to the decline. The Company also executed a strategic move in 2018 to ensure it offered competitive pricing on commodity items. While this strategic move contributed a modest negative impact on gross margin, it also led to revenue growth in many product areas and improved customer penetration. Higher product development amortization in the current year’s third quarter contributed approximately 20 basis points of lower gross margin.

o

Curriculum segment gross margin was 57.2%, as compared to 57.5%, a decrease of 30 basis points. The decline was related to a large strategic order in the quarter which carried significantly lower gross margin than the Company’s typical gross margin. However, the Company does not expect future orders to have gross margins significantly below historical rates.

•

SG&A expenses were $59.6 million as compared to $64.7 million in the corresponding period in 2017, a decrease of $5.1 million, or 7.9%. The impact of ASC 606 on the accounting for catalog costs contributed $2.9 million of decreased SG&A expense in the quarter. Additionally, reductions in the number of catalogs produced and circulated contributed an incremental $1.8 million of lower SG&A costs. Depreciation and amortization expense increased by $1.1 million in the current year’s third quarter, related primarily to incremental depreciation associated with the Company’s implementation of its new e-commerce platform. Transportation costs were up approximately $0.9 million in the third quarter of fiscal 2018, compared to the corresponding period in 2017, due primarily to industry-wide higher freight rates. These increases were offset by lower incentive compensation expenses in the third quarter of fiscal 2018. As a percent of revenue, SG&A expenses decreased from 22.4% for the three months ended September 30, 2017 to 20.5% for the three months ended September 29, 2018.

•

The Company reported operating income of $37.2 million, as compared to operating income of $42.3 million in the third quarter of fiscal 2017.

•

Interest expense of $4.2 million was up $0.7 million compared to the prior year period, primarily related to an increase in average borrowings in the quarter. The increase in average borrowings was primarily related to the acquisition of Triumph Learning during last year’s third quarter. In addition, the Company’s borrowing rate was up 60 basis points in the quarter due to a combination of increases to the LIBOR rate and higher applicable margins resulting from changes to the Company’s fixed cost coverage and leverage ratios over the past year.

•

The provision for income taxes was $14.5 million, as compared to $4.6 million for the three months ended September 30, 2017. The effective income tax rate for the three months ended September 29, 2018 and the three months ended September 30, 2017 was 43.9% and 11.9%, respectively. The increase in both the provision for income taxes and the effective income tax rates is related primarily to the impact of certain discrete tax items, such as realized built in losses, and foreign tax items, such as the new Global Intangible Low Tax Income (“GILTI”) provisions within the 2017 tax reform bill. Beginning in fiscal 2019, the Company expects its effective income tax rate to be more consistent with the statutory rate.  The Company expects fiscal 2018 cash taxes to be in the range of $1.5 million to $2.0 million.

•

Net income was $18.6 million, as compared to net income of $34.1 million in the corresponding period in 2017.

•

The Company reported Adjusted EBITDA of $44.0 million, as compared to Adjusted EBITDA of $48.7 million in the comparable 2017 period. The adoption of ASC 606 positively impacted Adjusted EBITDA in the third quarter of 2018 by $2.0 million, due primarily to the timing change associated with the acceleration of catalog costs into the first half of 2018, thereby reducing third quarter catalog expense versus the prior year’s third quarter.

YTD Results (for the nine months ended September 29, 2018 and September 30, 2017)

•

Revenue of $558.8 million for the nine months ended September 29, 2018 increased by $12.9 million, or 2.4%, as compared to the nine months ended September 30, 2017. The adoption of ASC 606 contributed $1.6 million of the incremental revenue, primarily within the Company’s Distribution segment.

•

Distribution segment revenues of $521.3 million for the nine months ended September 29, 2018 increased by 4.7%, or $23.3 million, as compared to the nine months ended September 30, 2017. Revenues from Triumph Learning contributed $16.2 million of incremental revenues in the first nine months of fiscal 2018. After adjusting for the impact of revenues from Triumph Learning, Distribution segment revenues were up in the first nine months of 2018 by $7.1 million.

Within the Distribution segment:

o

While revenues from the Supplies product category declined $6.8 million for the comparable nine-month periods, open orders for the Supplies category entering the fourth quarter of 2018 were up year-over-year by $10.8 million. YTD incoming orders were up year-over-year by 2.9%; however, shipping delays softened order trends late in the third quarter. Based on these most recent trends, the Company expects a growth rate of approximately 2.0% for the Supplies category for the full year.

o

Year-to-date revenues in Furniture were up 14.1%, or $21.8 million, as compared to the comparable nine-month period in 2017. The adoption of ASC 606 drove $2.0 million of this increase year-over-year, although the full-year impact of the adoption of ASC 606 is expected to be minimal. The incoming order rate for Furniture products remains strong and year-to-date orders were up 13.4% through the end of the third quarter of fiscal 2018.

o

Adjusting the Instruction & Intervention category to exclude the incremental revenue associated with Triumph Learning products, the category was down 3.6%, or $1.2 million. However, order trends continue to improve as the year progressed, especially in core proprietary products such as Wordly Wise and Spire, which are up nearly 4.0% year-to-date.

o

The Company’s Agendas and AV Tech categories were down $4.8 million and $1.6 million, respectively, when comparing the fiscal nine-month periods of 2018 and 2017.

•

Curriculum segment revenues of $37.5 million for the nine months ended September 29, 2018 decreased by 21.7%, or $10.4 million, as compared to the nine months ended September 30, 2017. The limited amount of adoption activity in 2018 and fewer large opportunities in open territory states, contributed to the decline. However, the Company believes its competitive positioning remains strong and that the pipeline of opportunities for 2019 is building, and the Company expects significant revenue growth in 2019 in the Curriculum segment.

•

Gross profit margin for the nine months ended September 29, 2018 was 34.4%, as compared to 37.0% for the nine months ended September 30, 2017. Increased revenues contributed $2.0 million of additional gross profit offset by lower product level gross margins and higher product development amortization.

o

Distribution segment gross margin was 32.8% for the nine months ended September 29, 2018, as compared to 35.4% for the nine months ended September 30, 2017. A shift in mix at the product line level contributed approximately 40 basis points of gross margin improvement when comparing the nine-month results for 2018 and 2017. Year-over-year rate variances within product lines had a negative impact on gross margin of 280 basis points. Price reductions at the product level and product cost increases each contributed to an 80-basis point decline on gross margin. More aggressive pricing in certain large state, regional and district-level pricing agreements, which became effective at various points in 2017, contributed to the price reductions noted above. In addition, the strategic move to more competitive pricing on commodity items was also a contributing factor to the decline. However, these pricing actions have driven growth and increased customer penetration in fiscal 2018. The mix of products sold within the product lines, most notably within the Supplies and Furniture product lines, negatively impacted gross margin by 70 basis points. Additionally, increases in freight rates for vendor direct shipments negatively impacted gross margins by 50 basis points. Higher product development amortization in the current year resulted in 20 basis points of lower gross margin.

o

Curriculum segment gross margin was 56.5% for the nine months ended September 29, 2018, as compared to 54.1% for the nine months ended September 30, 2017, an improvement of 240 basis points. Reductions year-over-year in product costs positively impacted gross margins by 200 basis points. Lower product development amortization in the 2018 nine-month period contributed 40 basis points of the gross margin increase.

•

SG&A expenses were $170.6 million, as compared to $163.9 million, an increase of $6.7 million when comparing the fiscal 2018 and fiscal 2017 nine-month periods. The year-over-year increase was attributable to three primary factors: $6.9 million of incremental SG&A associated with the Triumph Learning acquisition of which, $1.5 million was related to the integration; $4.2 million of incremental depreciation and amortization associated with the Company’s new phone system and new e-commerce platform implementations; and $3.7 million of incremental outbound transportation costs related primarily to industry-wide freight rate increases. The impact of ASC 606 on the Company’s catalog expenses resulted in $0.4 million of lower catalog expense in the current year’s period. Remaining SG&A costs were down approximately $7.7 million when comparing the first nine months of 2018 and first nine months of 2017. Lower catalog costs and lower incentive compensation expense are the two main contributors to the reduction. SG&A expenses as a percent of revenue increased to 30.5% from 30.0%, when comparing the fiscal 2018 and fiscal 2017 nine-month periods, respectively.

•

The Company reported operating income of $20.7 million in the first nine months of fiscal 2018, as compared to operating income of $37.9 million in the first nine months of fiscal 2017.

•

Interest expense of $11.4 million was down $0.4 million when comparing the fiscal 2018 and fiscal 2017 nine-month periods, with the decline related to a reduction of approximately $1.0 million in non-cash interest, primarily due to lower debt issuance amortization and interest attributable to the Company’s vendor note obligations in 2018 as compared to 2017. Cash interest expense increased by $0.6 million in the first nine months of 2018, as compared to the first nine months of 2017, due to higher average debt balances during the current period.

•

The provision for income taxes was $9.4 million for the nine months ended September 29, 2018, as compared to $4.3 million for the nine months ended September 30, 2017. The effective income tax rate for the nine months ended September 29, 2018 and the nine months ended September 30, 2017 was 101.1% and 19.8%, respectively. The current year effective tax rate is significantly higher than the statutory tax rate, as the impact of permanent tax adjustments such as GILTI and realized built-in losses have a material impact on the Company’s full-year effective income tax rate, due to the projected minimal amount of full-year pre-tax income. The Company expects fiscal 2018 cash taxes to be in the range of $1.5 million to $2.0 million. Beginning in fiscal 2019, the Company expects its effective income tax rate to be more consistent with the statutory rate.

•

Net loss was approximately $0.1 million for the first nine months of 2018, as compared to net income of $17.5 million in the comparable year-ago period. The prior year included a loss of $4.3 million related to the early extinguishment of debt associated with the Company’s debt refinancing.

•

The Company reported Adjusted EBITDA of $43.5 million in the first nine months of fiscal 2018, as compared to Adjusted EBITDA of $56.3 million in the comparable 2017 period. The adoption of ASC 606 positively impacted Adjusted EBITDA in the first nine months of 2018 by $0.5 million, due primarily to the acceleration of revenue recognition for certain Furniture transactions.

Information on the Company’s outlook for 2018 can be found in the investor presentation on page 15, which will be posted shortly in the Investor Relations section of the Company’s website.

School Specialty will be hosting a teleconference and webcast on Friday, November 9, 2018 at 8:00 a.m. ET to discuss its results and outlook. Speaking from management will be Joseph M. Yorio, President and Chief Executive Officer; Ryan M. Bohr, Executive Vice President and Chief Operating Officer; and Kevin Baehler, Executive Vice President and Chief Financial Officer.

Conference Call Information:

•

Toll-free number: 844-882-7832 / International number: 574-990-9706 / Conference ID: 9796027

•

Replay number: 855-859-2056 / International replay number: 404-537-3406 / Conference ID: 9796027

Interested parties can also participate on the webcast by visiting the Investor Relations section of School Specialty’s website at http://investors.schoolspecialty.com. For those who are unable to participate on the live conference call and webcast, a replay will be available approximately one hour after the completion of the call.

About School Specialty, Inc.

School Specialty designs, develops and delivers a broad assortment of innovative and proprietary products, programs and services to the education marketplace, including essential classroom supplies, furniture, educational technology, supplemental learning resources, science-based curriculum, and evidence-based safety and security training. The Company applies its unmatched team of subject-matter experts and customized planning, development and project management tools to deliver this comprehensive offering as the 21st Century Safe School™, a concept built around best-practice school environments that support the social, emotional, mental, and physical safety of students – improving both their learning outcomes and school district performance.

For more information, visit  https://corporate.schoolspecialty.com/ or connect with us on Facebook, Twitter, Instagram, and Pinterest. Find ideas, resources and inspiration by visiting our blog: https://blog.schoolspecialty.com/.

Statement Concerning Forward-Looking Information

Any statements made in this press release about School Specialty’s future financial condition, results of operations, expectations, plans, or prospects constitute forward-looking statements. Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," “projects,” “should,” "targets" and/or similar expressions. These forward-looking statements are based on School Specialty's current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by the forward-looking statements because of a number of factors, including the risk factors described in Item 1A of School Specialty's Form 10-K for the fiscal year ended December 30, 2017, which risk factors are incorporated herein by reference. Other risks and uncertainties include, but are not limited to, the following: failure to comply with restrictive covenants under our credit facilities and other debt instruments; material adverse effects on our operating flexibility resulting from our debt levels; volatile or uncertain economic conditions; inability to timely respond to the needs of our clients; declining school budgets; cyberattack or improper disclosure or loss of sensitive or confidential company, employee or client data; and other factors that may be disclosed from time to time in our SEC filings or otherwise. Any forward-looking statement in this release speaks only as of the date on which it is made. Except to the extent required under the federal securities laws, School Specialty does not intend to update or revise the forward-looking statements.

Non-GAAP Financial Information

This press release includes references to Adjusted EBITDA, a non-GAAP financial measure. Adjusted EBITDA represents net income (loss) adjusted for: provision for (benefit from) income taxes; purchase accounting deferred revenue adjustments; restructuring costs; restructuring-related costs included in SG&A; loss on early extinguishment of debt; depreciation and amortization expense; amortization of development costs; net interest expense; and stock-based compensation.

The Company considers Adjusted EBITDA a relevant supplemental measure of its financial performance. The Company believes this non-GAAP financial measure provides useful supplemental information for investors regarding trends and performance of our ongoing operations and is useful for year-over-year comparisons of such results. We also use this non-GAAP financial measure in making operational and financial decisions and in establishing operational goals.

In summary, we believe that providing this non-GAAP financial measure to investors, as a supplement to GAAP financial measures, helps investors to (i) evaluate our operating and financial performance and future prospects, (ii) compare financial results across accounting periods, (iii) better understand the long-term performance of our core business, and (iv) evaluate trends in our business, all consistent with how management evaluates such performance and trends.

Adjusted EBITDA does not represent, and should not be considered, an alternative to net income or operating income as determined by GAAP, and our calculation may not be comparable to similarly titled measures reported by other companies.

Company Contacts

Ryan Bohr, EVP and Chief Operating Officer

Kevin Baehler, EVP and Chief Financial Officer

ryan.bohr@schoolspecialty.com

kevin.baehler@schoolspecialty.com

Tel: 920-882-5868

Tel: 920-882-5882

Investor and Media Relations Contact

Glenn Wiener

Gwiener@gwcco.com

Tel: 212-786-6011

Tables to Follow

SCHOOL SPECIALTY, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In Thousands, except share and per share amounts)

	September 29, 2018	December 30, 2017	September 30, 2017
ASSETS
Current assets:
Cash and cash equivalents	$ 7,922	$ 31,861	$ 8,167
Accounts receivable, less allowance for doubtful accounts
of $1,004, $1,059, and $1,575, respectively	175,111	69,297	162,343
Inventories, net	96,024	77,162	84,250
Deferred catalog costs	-	3,450	2,924
Prepaid expenses and other current assets	17,731	14,121	15,357
Refundable income taxes	-	547	6
Total current assets	296,788	196,438	273,047
Property, plant and equipment, net	31,732	33,579	33,884
Goodwill	26,842	26,842	31,437
Intangible assets, net	34,245	37,163	32,347
Development costs and other	15,407	16,339	18,487
Deferred income taxes long-term	2,002	2,046	150
Total assets	$ 407,016	$ 312,407	$ 389,352

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities - long-term debt	$ 90,450	$ 10,989	$ 56,142
Accounts payable	43,219	26,591	38,352
Accrued compensation	5,211	11,995	9,199
Contract liabilities	7,232	3,454	5,592
Accrued royalties	2,105	5,699	-
Accrued income tax payable	6,001	-	3,367
Other accrued liabilities	17,884	15,442	20,019
Total current liabilities	172,102	74,170	132,671
Long-term debt - less current maturities	128,830	130,574	138,817
Other liabilities	569	172	169
Total liabilities	301,501	204,916	271,657

Commitments and contingencies

Stockholders' equity:
Preferred stock, $0.001 par value per share, 500,000
shares authorized; none outstanding	-	-	-
Common stock, $0.001 par value per share, 50,000,000 shares
authorized; 7,000,000 shares outstanding	7	7	7
Capital in excess of par value	124,228	123,083	122,512
Accumulated other comprehensive loss	(1,720)	(1,425)	(1,379)
Accumulated deficit	(17,000)	(14,174)	(3,445)
Total stockholders' equity	105,515	107,491	117,695
Total liabilities and stockholders' equity	$ 407,016	$ 312,407	$ 389,352

SCHOOL SPECIALTY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In Thousands, Except Per Share Amounts)

	For the Three Months Ended		For the Nine Months Ended
	September 29, 2018	September 30, 2017	September 29, 2018	September 30, 2017

Revenues	$ 290,280	$ 288,641	$ 558,839	$ 545,928
Cost of revenues	192,776	181,513	366,470	343,782
Gross profit	97,504	107,128	192,369	202,146
Selling, general and administrative expenses	59,607	64,694	170,553	163,882
Facility exit costs and restructuring	667	138	1,149	354
Operating income	37,230	42,296	20,667	37,910
Other expense:
Interest expense	4,157	3,537	11,351	11,783
Loss on early extinguishment of debt	-	-	-	4,298
Income before provision for income taxes	33,073	38,759	9,316	21,829
Provision for income taxes	14,517	4,614	9,420	4,321
Net income (loss)	$ 18,556	$ 34,145	$ (104)	$ 17,508

Weighted average shares outstanding:
Basic	7,000	7,000	7,000	7,000
Diluted	7,063	7,025	7,000	7,023

Net income (loss) per Share:
Basic	$ 2.65	$ 4.88	$ (0.01)	$ 2.50
Diluted.	$ 2.63	$ 4.86	$ (0.01)	$ 2.49

	For the Three Months Ended		For the Nine Months Ended
	September 29, 2018	September 30, 2017	September 29, 2018	September 30, 2017
Adjusted (EBITDA) reconciliation:
Net income (loss)	$ 18,556	$ 34,145	$ (104)	$ 17,508
Provision for income taxes	14,517	4,614	9,420	4,321
Purchase accounting deferred revenue adjustments	77	-	716	-
Restructuring costs	667	138	1,149	354
Restructuring-related costs incl in SG&A	313	1,039	2,001	2,930
Loss on early extinguishment of debt	-	-	-	4,298
Depreciation and amortization expense	4,213	2,952	13,606	9,425
Amortization of development costs	1,503	1,690	4,189	3,973
Net interest expense	4,157	3,537	11,351	11,783
Stock-based compensation	(20)	572	1,177	1,663
Adjusted EBITDA	$ 43,983	$ 48,687	$ 43,505	$ 56,255